CERTIFICATE OF DESIGNATION OF SERIES A

PREFERRED STOCK OF

IGAMBIT INC.

Pursuant to Section 151 of the General Company Law of the State of Delaware, iGambit, Inc., a Company organized and existing under the General Company Law of the State of Delaware (the “Company”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes the issuance of up to 100,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Company (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the “Certificate of Designation”) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of Shares constituting such series shall be 1,000. The rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock shall be as set forth herein.

2. Preferred Dividends. The Holder(s) of the Series A Preferred Stock shall not be entitled to any dividends.

3. Voting. The Holders of Series A Preferred Stock shall have voting rights, when combined with their existing holdings of the Company’s common stock, that entitle them to have an aggregate of 51% of the votes eligible to be cast by all stockholders with respect to all matters brought before a vote of the stock holders of the Company.

4. Mandatory Redemption. The Series A Preferred Stock shall be automatically redeemed by the Company in whole but not in part at $0.001 per share upon the first to occur (i) simultaneously with any closing or closings of equity or equity based securities of the Company which, in the aggregate, equals or exceeds $10 million in gross proceeds or (ii) simultaneously with an “up listing” of the Company’s common stock to trading on a national securities exchange.

5. Conversion. The Series A Preferred Stock is not convertible.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed by a duly authorized officer as of this 1st day of August, 2018.

iGambit Inc.

By:	/s/ Elisa Luqman
Elisa Luqman
Chief Financial officer

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